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MAR 01 2018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 980
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kakareka 312-254-5907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisen Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Dr. Ste.1500	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, G. Cook Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff & Company, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

OFFICIAL SEAL
DAVID NAKAREKA
NOTARY PUBLIC - STATE OF ILLINOIS
COMMISSION EXPIRES:01/14/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2017

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2017

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1-2
Financial statements:	
Statement of financial condition	3-4
Statement of income	5
Statement of changes in members' capital	6
Statement of changes in liabilities subordinated to claims of general creditors	7
Statement of cash flows	8
Notes to financial statements	9-13
Supplementary information:	
Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934	14
Computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	15
Report of Independent Registered Public Accounting Firm	16
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	17-18

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Members
Jordan, Knauff & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company) as of December 31, 2017, the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

Supplemental Information

The computation for determination of reserve requirements and information for possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (the Exemption Report) (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

We have served as Jordan, Knauff & Company's auditor since 2004.

Chicago, IL
February 28, 2018

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION

December 31, 2017	
ASSETS	
Current assets:	
Cash and cash equivalents	$ 610,286
Accounts receivable	104,588
Prepaid expenses	20,153
Total current assets	735,027
Property and equipment:	
Furniture and equipment	252,295
Leasehold improvements	82,180
	334,475
Less accumulated depreciation	256,868
Property and equipment, net	77,607
Other asset:	
Artwork	9,550
Total assets	**$ 822,184**

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31, 2017

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:	
Accounts payable and accrued expenses	$ 207,741
Notes payable, members	300,000
Deferred rent	538
Total liabilities	508,279
MEMBERS' CAPITAL	313,905
Total liabilities and members' capital	$ 822,184

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME

Year ended December 31, 2017	
Revenue:	
Fees	$ 1,613,000
Expense reimbursement	156,067
Interest	134
Total revenue	1,769,201
Operating expenses:	
Salaries	406,038
Payroll taxes	34,493
Accounting fees	77,575
Deal support - consultants	121,633
Depreciation	8,815
Dues and subscriptions	21,237
Guaranteed payments to member	347,500
Insurance - other	12,655
Legal and professional	24,394
Marketing and advertising	70,524
Medical insurance	49,222
Miscellaneous	53,386
Office supplies	15,721
Outsourced administration	31,225
Printing and reproduction	19,591
Rent	157,958
Telecommunications	21,029
Travel and entertainment	164,436
Total operating expenses	1,637,432
Operating income	131,769
Other expense:	
Interest expense	(40,868)
Net income	$ 90,901

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended December 31, 2017		
Members' capital:		
Balance, beginning of year	$	223,004
Net income		90,901
Balance, end of year	**$**	**313,905**

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2017	
Notes payable, members:	
Balance, beginning of year	$ 300,000
Increase/(decrease) in subordinated notes	-
Balance, end of year	**$ 300,000**

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS

Year ended December 31, 2017	
Cash flows from operating activities:	
Net income	$ 90,901
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Depreciation	8,815
Amortization	62
Deferred rent	(215)
(Increase) decrease in operating assets:	
Accounts receivable	120,554
Prepaid expenses	24,239
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	53,309
Net cash and cash equivalents provided by operating activities	297,665
Cash flows from investing activities:	
Purchase of furniture and equipment	(72,803)
Net cash and cash equivalents used in investing activities	(72,803)
Increase in cash and cash equivalents	224,862
Cash and cash equivalents, beginning of year	385,424
Cash and cash equivalents, end of year	**$ 610,286**

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company, with a perpetual operating life, formed in March 2001 for the purposes of conducting investment banking and company financing. The liability of each member is limited to their capital account balance in the Company. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

1. Nature of business and summary of significant accounting policies (continued)

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services and from expense reimbursement for costs incurred in providing those services. Investment banking fees are recognized in the period when service is performed.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and reserves and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2017 are expected to be fully collected. At December 31, 2017, two clients accounted for 95.6% of total accounts receivable.

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease.

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. The Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

1. Nature of business and summary of significant accounting policies (continued)

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

2. Notes payable, members

The Company's unsecured and subordinated notes payable totaled $300,000 for the year ended December 31, 2017. The notes are dated November 30, 2011 and due on November 30, 2018 with interest at 12% (Note 3).

Interest expense was $36,000 for the year ended December 31, 2017. Accrued interest of $180,000 is included in accounts payable and accrued expenses at December 31, 2017.

3. Liabilities subordinated to claims of general creditors and secured demand notes receivable

The Company had $300,000 in borrowings subordinated to claims of general creditors at December 31, 2017, which consist of subordinated loans from members maturing on November 30, 2018 (see Note 2).

Subordinated shareholder borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

No interest was paid to members in the year ended December 31, 2017.

The Financial Industry Regulatory Authority (FINRA), the Company's Designated Self-Regulatory Organization, has approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the notes cannot be repaid if such repayments will cause the Company to fail to meet the financial requirements established by the SEC.

4. Office lease

The Company leased office space in downtown Chicago under an operating lease ending on May 31, 2018. The lease requires annual 3% base rent increases on June 1st of each year. In addition to base rent, the Company is also responsible for its pro-rata share of common building operating costs and real estate taxes.

Rent expense for the year ended December 31, 2017 was $87,342.

The future minimum base rent payments for the year ending December 31, 2018 are $36,930.

5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $389,801, which was $384,801 in excess of its required net capital of $5,000. At December 31, 2017, the Company's net capital ratio was .07 to 1.

6. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2017, cash in excess of these limits totaled approximately $703,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

7. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2017.

8. Related party transactions

The Company has an agreement, effective April 1, 2016, to provide management, administration and advisory services to an affiliate. This agreement calls for fixed monthly payments plus additional contingent fees. Under the agreement, fees from the affiliate totaled $78,000 for the year ended December 31, 2017 and amounts due from the affiliate totaled $54,125 at December 31, 2017. These amounts are included in fee revenue and accounts receivable, respectively. Additionally, expenses reimbursed from affiliate totaled $66,671 for the year ended December 31, 2017 and are included in expense reimbursement revenue.

The Company provided investment banking services for a client in which one of the managing members has a minority investment interest. Fees from this client totaled $659,500 for the year ended December 31, 2017 and expenses reimbursed from this client totaled $55,736 for the year ended December 31, 2017. These amounts are included in fee revenue and expense reimbursement revenue, respectively.

The Company provided investment banking services for this same client in which one of the managing members has another minority investment interest. Expenses reimbursed from this client totaled $24,525 at December 31, 2017. This amount is included in accounts receivable.

9. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2017, the financial statement date, through February 28, 2018, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2017		
Total members' capital		$ 313,905
Additions:		
Liabilities subordinated to claims of general creditors		300,000
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 104,588	
Property and equipment, net	77,607	
Prepaid expenses	20,153	
Artwork	9,550	211,898
Net capital before haircut		402,007
Haircut on money market fund		(12,206)
Net capital		389,801
Minimum net capital requirement		5,000
Excess net capital		$ 384,801
Aggregate indebtedness:		
Accounts payable		$ 27,652
Ratio of aggregate indebtedness to net capital		.07 to 1

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2017

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Members
Jordan, Knauff & Company

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information for possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (the Exemption Report), in which (1) Jordan, Knauff & Company (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
February 28, 2018

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

Members
Jordan, Knauff & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Jordan, Knauff & Company (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
February 28, 2018